UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2024

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Address of Principal Executive Offices.)

1177 Avenue of the Americas
5th Floor New York, NY 10036
646-694-8538
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unregistered Sales of Equity Securities.

On November 25, 2024, Wins Finance Holdings Inc. (the “Company”) entered into a share subscription agreement (the “Agreement”) with Mr. Jun Fan (the “Investor”). Pursuant to the Agreement, the Investor agreed to purchase 5,600,000 ordinary shares (the “Shares”) of the company for an aggregate purchase price of $560,000 (“Purchase Price”).

Pursuant to the Agreement, the Investor may require the Company to repurchase the Shares at the Purchase Price within one year of the date of the Agreement.

Exhibits

Number	Description
4.1	Share Subscription Agreement among the Company and Mr. Jun Fan, dated November 25, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 26, 2024

WINS FINANCE HOLDINGS INC.

By:	/s/ Renhui Mu
Name:	Renhui Mu
Title:	Chief Executive Officer